NEWS RELEASE

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2005 Year End Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brookfield’s web site under the Investor Centre/Financial Reports and Investor Presentations section at www.brookfield.com.
The 2005 Year End Results conference call can be accessed via webcast on February 10, 2006 at 2:00 p.m. EST at www.brookfield.com or via teleconference at 1-877-888-3855, toll free in North America. For overseas calls please dial
416-695-6120, at approximately 1:50 p.m. EST. The teleconference taped rebroadcast can be accessed at 1-888-509-0082.

BROOKFIELD ASSET MANAGEMENT REPORTS YEAR END
NET INCOME OF US$1,662 MILLION

CASH FLOW FROM OPERATIONS INCREASES TO $908 MILLION

TORONTO, February 10, 2006 - Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced operating results for the year ended December 31, 2005. Net income totalled $1,662 million ($6.10 per share) compared with $555 million ($2.02 per share) in the same period last year.

Operating cash flow, which excludes a gain on the sale of our Falconbridge shares totalled $908 million ($3.27 per share) compared with $626 million ($2.32 per share) last year.
The following table presents the results on a total and per share basis.

	Three months ended Dec. 31		Year ended Dec. 31
US$ millions (except per share amounts)	2005	2004	2005	2004

Net income	$ 151	$ 87	$ 1,662	$ 555
- per share	$ 0.54	$ 0.29	$ 6.12	$ 2.02
Cash flow from operations	$ 252	$ 133	$ 908	$ 626
- per share	$ 0.91	$ 0.49	$ 3.28	$ 2.32

Bruce Flatt, Chief Executive Officer of Brookfield Asset Management commented: “Our operations continue to perform well. With a number of strategic initiatives completed during the year, we are positioned to continue our transformation into an asset manager of choice for investors.”

Brookfield Asset Management Inc. - 2005 Year End Results

Dividend Declaration
The Board of Directors increased the regular quarterly dividend by $0.01 to US$0.16 per Class A Share, payable on May 31, 2006, to shareholders of record as at the close of business on May 1, 2006.

Information on Brookfield Asset Management’s common and preferred share dividends can be found on the company’s web site under Investor Centre/Stock Information.

Additional Information
The Letter to Shareholders and the company’s Supplemental Financial Information for the year ended December 31, 2005 contains further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.
* * * * *
Brookfield Asset Management Inc. is an asset manager. Focused on property, power and infrastructure assets, the company has approximately $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release and the Shareholders Letter and Supplemental Information referred to herein contain forward-looking information which includes statements concerning our ability to transform into an asset manager of choice and prospects for our business generally and other “forward looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “transform”, “believe”, “expect”, “will”, “potentially”, “anticipate”, “positioned”, “intend”, “estimate”, and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise

Brookfield Asset Management Inc. - 2005 Year End Results

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Dec. 31		Year ended Dec. 31
US$ millions, except per share amounts	2005	2004*	2005	2004*
Total revenues	$1,740	$1,299	$5,256	$3,899

Fees earned	106	53	282	199
Revenues less direct operating costs
Property	461	335	1,210	973
Power generation	128	64	469	268
Timberlands and infrastructure	15	10	64	26
Specialty funds	11	20	54	48
Investment and other income	8	10	227	188
Disposition gains	-	-	49	123
	729	492	2,355	1,825
Expenses
Interest	229	154	881	608
Current income taxes	88	46	162	86
Asset management	52	34	184	126
Other operating costs	35	30	103	83
Minority share of net income before the following	151	112	386	360
	174	116	639	562
Other items
Equity accounted income from investments	9	62	219	332
Gains on disposition of Falconbridge	-	-	1,350	-
Depreciation and amortization	(103)	(79)	(374)	(251)
Future income taxes and other provisions	5	(67)	(324)	(260)
Minority share of the foregoing items	66	55	152	172
Net income	$151	$87	$1,662	$555
Net income per common share
Diluted	$0.52	$0.29	$6.12	$2.02
Basic	$0.55	$0.31	$6.27	$2.06

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

	Three months ended Dec. 31		Year ended Dec. 31
US$ millions	2005	2004*	2005	2004*
Income before non-cash items [1]	$174	$116	$639	$562
Dividend from Canary Wharf	73	-	183	-
Dividends from Falconbridge	-	12	24	45
Dividends from Norbord	5	5	62	19
Cash flow from operations	$252	$133	$908	$626
1 Net operating income less expenses
* See accompanying notes on following page

Brookfield Asset Management Inc. - 2005 Year End Results

CONSOLIDATED BALANCE SHEET

	December 31	December 31
US$ millions	2005	2004[2]
Assets
Operating assets
Securities	$1,802	$1,307
Loans and notes receivable	348	900
Property, plant and equipment
Property	11,141	9,358
Power generating	3,568	2,951
Timberlands and infrastructure	1,018	184
Other plant and equipment	316	188
	18,193	14,888
Cash and cash equivalents	951	404
Financial assets	2,171	1,220
Investments	595	1,944
Accounts receivable and other	4,148	1,551
	$26,058	$20,007
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$1,620	$1,675
Non-recourse borrowings
Property specific mortgages	8,756	6,045
Other debt of subsidiaries	2,510	2,373
Accounts payable and other liabilities	4,561	2,719
Capital securities [2]	1,598	1,548
Minority interests of others in assets	1,984	1,780
Preferred equity	515	590
Common equity	4,514	3,277
	$26,058	$20,007
Note 1
The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. In addition, the consolidated balance sheet above presents the company’s cost accounted investment in Canary Wharf Group, plc as part of its property operations, consistent with management’s determination of business segments, whereas it is included in “Securities” in the company’s statutory financial statements.
Note 2
Certain convertible preferred shares and preferred securities have been reclassified as capital securities in accordance with changes in accounting guidelines. This has also resulted in conforming changes to dividends paid, interest expense, foreign exchange gains and retained earnings.

Brookfield Asset Management Inc. - 2005 Year End Results